Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Alpha Metallurgical Resources, Inc.:

We consent to the incorporation by reference in the registration statement (No. 333-228293) on Form S-8 of Alpha Metallurgical Resources, Inc. (formerly Contura Energy, Inc.) of our report dated March 18, 2020, except for the seventh paragraph in Note 1 and Note 3, as to which the date is March 15, 2021, with respect to the consolidated balance sheet of Alpha Metallurgical Resources, Inc. as of December 31, 2019, the related consolidated statements of operations, comprehensive loss, cash flows, and stockholders’ equity for the year then ended, and the related notes, which report appears in the December 31, 2020 annual report on Form 10-K of Alpha Metallurgical Resources, Inc.

/s/ KPMG LLP

Richmond, Virginia
March 15, 2021